Digital Ally, Inc.

14001 Marshall Drive

Lenexa, KS 66215

January 16, 2025

Via EDGAR

Jenny O’Shanick and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Digital Ally, Inc.
Registration Statement on Form S-1
Filed December 30, 2024
File No. 333-284092

Ladies and Gentlemen:

This correspondence responds to the letter, dated January 8, 2025, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Registration Statement on Form S-1 filed on December 30, 2024 (the “Registration Statement”) by Digital Ally, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with the comments followed by our responses. We are concurrently filing with this letter Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

Registration Statement on Form S-1

General

1.	We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. See General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly.

Response: In response to the Staff’s comment, we respectfully submit that we are eligible to incorporate by reference pursuant to General Instruction VII.C of Form S-1 because the Registration Statement was initially filed prior to our fiscal year ending December 31, 2024.

2.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2024. Refer to Item 402 of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have updated our compensation disclosure in the Amendment to reflect the fiscal year ended December 31, 2024 starting on page 23.

3.	Please disclose that you have received a notice from Nasdaq indicating that you are no longer in compliance with Nasdaq Listing Rule 5550(b)(1). Please add related disclosure to the prospectus summary, as well as risk factor disclosure related to the potential delisting from the exchange.

Response: In response to the Staff’s comment, we have disclosed that we have received a notice from Nasdaq indicating that we are no longer in compliance with Nasdaq Listing Rule 5550(b)(1) in the prospectus summary on page 4 and in the risk factors on page 19 in the Amendment.

4.	We note your disclosure on page 25 that your selling securityholders may sell their securities through purchases by a broker-dealer as principal and resale by the broker-dealer for its own account. Please confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response the Staff’s comment, we confirm our understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that we will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Joseph E. Segilia, Esq. at (212) 660-3027 or jsegilia@sullivanlaw.com.

Very truly yours,

/s/ Stanton E. Ross
Stanton E. Ross
Chairman and Chief Executive Officer
Digital Ally, Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Joseph E. Segilia, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP